Exhibit 99.1
18 October 2010
Company Announcements Office
Australian Securities Exchange Ltd
Level 6, 20 Bridge Street
Sydney NSW 2000
Dear Sirs,
Sims Metal Management Limited — Dividend Reinvestment Plan (“DRP”)
Sims Metal Management Limited advises that the Allocation Price to apply to the DRP for the fiscal 2010 final dividend payable on 22 October 2010 is $16.89.
Yours faithfully,

Sims Metal Management Limited

Frank Moratti
Group Company Secretary

Sims Metal Management Limited
ABN 69 114 838 630